Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

November 9, 2006 Mr. Brad Skinner Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 31, 2006 File No. 001-04850

Dear Mr. Skinner:

We have received the Staff’s letter dated November 1, 2006, with follow-up comments on the subject filing. Attached is our detailed response. Please let me know if you have any questions or comments.

Sincerely yours, /s/ Donald G. DeBuck Donald G. DeBuck

cc:	Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com